ELITE COSMETICS, INC.
                            107 ST. PATRICK'S STREET
                            DONALDSONVILLE, LA 70346
                                 (225) 473-7578

February 1, 2006

U.S. Securities & Exchange Commission
Office of Small Business
450 Fifth Street NW
Washington, D.C. 20549

            Re:       Elite Cosmetics, Inc.
                      File No. 333-126667

Dear Sir/Madam:

Request is hereby made for the acceleration of the effective date of our Registration Statement on Form SB-2, File No. 333-126667, to 12:00 P.M. Eastern Standard Time on February 3, 2006, or as soon as practicable thereafter.

We are also aware that:

     o Should the Commission or the staff, acting pursuant to a delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     o The action of the Commission or the staff, acting pursuant to a delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing;

     o The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the Untied States.

Very truly yours,

ELITE COSMETICS, INC.

/s/ GLEN LANDRY
---------------
PRESIDENT AND SECRETARY